                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                              JOSLYN CORPORATION
                              ------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  481070 10 0
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 481070 10 0                   13G                Page 2 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First National Bank of Chicago 36-0899825
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                315,087 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 118,418 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              197,344 shares
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            315,762 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            4.44%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            BK

- ------------------------------------------------------------------------------

  CUSIP No. 481070 10 0                   13G                Page 3 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation 36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

- ------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:
             --------------

             Joslyn Corporation (the "Company")

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             Two North Riverside Plaza
             Chicago, Illinois 60670

Item 2(a).   Name of Person Filing:
             ---------------------

             First Chicago Corporation ("FCC") is filing this statement on behalf of itself and its wholly-owned subsidiary, The First National Bank of Chicago ("FNBC"). Exhibit A attached hereto contains the agreement of FCC and FNBC to file joint disclosure statements on Schedule 13G.

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

             For FCC and FNBC:
             One First National Plaza
             Chicago, Illinois 60670

Item 2(c).   Citizenship:
             -----------

             FNBC is a national banking association organized under the laws of the United States. FCC is a corporation organization under the laws of the State of Delaware

Item 2(d).   Title of Class of Securities:
             ----------------------------

             Common Stock (the "Common")

Item 2(e).   CUSIP Number
             ------------

             481070 10 0

Item 3.      Type of Person Filing:
             ---------------------

             (b)  FNBC is a Bank as defined in Section 3(a)(6) of the Act.
             (g)  FCC is a Parent Holding Company, in accordance with
             (S)240.13d-1(b)(ii)(G).

Item 4.      Ownership:
             ---------

             (a)-(b) FNBC holds 315,762 shares solely in a fiduciary capacity, representing 4.45% of the Company's Common. FCC may be deemed to be the beneficial owner of the shares held by FNBC and of 64,525 shares of Common which are held in a fiduciary capacity by American National Bank and Trust Company of Chicago ("ANB"), solely by virtue of FCC's ownership of FNBC and ANB. The shares which FCC may be deemed beneficially to own represent 5.35% of the Company's Common.

             (c) ANB has sole voting power over 57,825 shares, shared voting power over 6,700 shares, sole dispositive power over 64,075 shares and shared dispositive power over 450 shares. See also items 5 through 9 and item 11 of pages 2 and 3 hereof.

Item 5.      Ownership of Five Percent or Less of a Class:
             --------------------------------------------

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
             ------------------------------------------------------------------

             See Items 2(a) and 3.

Item 8.      Identification and Classification of Member of the Group:
             --------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group:
             ------------------------------

             Not applicable.

Item 10.     Certification:
             -------------

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
- ----------

   First Chicago Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Signature:
- ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                                           THE FIRST NATIONAL BANK OF CHICAGO


                                                /s/ David P. Bolger
                                           By:  _______________________
                                                Senior Vice President


                                           FIRST CHICAGO CORPORATION


                                                /s/ David P. Bolger
                                           By:  _______________________
                                                David P. Bolger
                                                Senior Vice President and
                                                Treasurer

                                   EXHIBIT A



                                   AGREEMENT
                                   ---------


   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of Joslyn Corporation.

Date:  February 11, 1994

                                           THE FIRST NATIONAL BANK OF CHICAGO


                                                /s/ David P. Bolger
                                           By:  _______________________
                                                David P. Bolger
                                                Senior Vice President


                                           FIRST CHICAGO CORPORATION


                                                /s/ David P. Bolger
                                           By:  _______________________
                                                David P. Bolger
                                                Senior Vice President and
                                                Treasurer